Investec Securities (US) LLC

Statement of Financial Condition

March 31, 2017

Assets	
Cash and cash equivalents	$ 6,494,245
Due from Overseas Affiliates	28,316
Other assets	102,393
Total assets	$ 6,624,954
Liabilities and member's equity	
Liabilities:	
Accrued expenses	$ 124,537
Unearned revenue	45,293
Due to Holdings	45,519
Total liabilities	215,349
Member's equity	6,409,605
Total liabilities and member's equity	$ 6,624,954

The accompanying notes are an integral part of the financial statements.

(Confidential Pursuant to SEC Rule 17a-5(e)(3))